UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*



                       Hollywood Entertainment Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   436141 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











SEC 1745 (02-02)               Page 1 of 5 pages

                                       13G

CUSIP No. 436141-10-5                                          Page 2 of 5 Pages
--------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
       Mark J. Wattles
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)|_|
                                                                       (b)|_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
              5   SOLE VOTING POWER
 NUMBER OF
  SHARES          6,440,600
BENEFICIALLY  ------------------------------------------------------------------
  OWNED BY    6   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON      ------------------------------------------------------------------
   WITH       7   SOLE DISPOSITIVE POWER

                  6,440,600
              ------------------------------------------------------------------
              8   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,440,600
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.7%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------




SEC 1745 (02-02)               Page 2 of 5 pages

ITEM 1.      ISSUER

         (a) The name of the Issuer is Hollywood Entertainment Corporation.

         (b) The Issuer's executive offices are located at 9275 SW Peyton Lane, Wilsonville, Oregon 97070.

ITEM 2.      REPORTING PERSON AND SECURITY

         (a) This Statement is filed by Mr. Mark J. Wattles, an individual.

         (b) Mr. Wattles' business address is 9275 SW Peyton Lane, Wilsonville, Oregon 97070.

         (c) Mr. Wattles is a citizen of the United States of America.

         (d) This Statement relates to shares of Common Stock of Hollywood Entertainment Corporation.

         (e) The CUSIP number assigned to the Common Stock of the Issuer is 436141-10-5.

ITEM 3. FILINGS PURSUANT TO RULE 13D-1(B) OR 13D-2(B) CHECK WHETHER THE PERSON FILING IS A:

         (a) / / Broker of dealer registered under Section 15 of the Exchange
             Act;

         (b) / / Bank as defined in section 3(a)(6) of the Exchange Act;

         (c) / / Insurance company as defined in section 3(a)(19) of the Exchange Act;

         (d) / / Investment company registered under section 8 of the Investment Company Act of 1940;

         (e) / / An investment adviser in accordance with Rule
             13d-1(b)(1)(ii)(E);

         (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) / / A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

         (h) / / A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

         (j) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).






SEC 1745 (02-02)               Page 3 of 5 pages

ITEM 4.      OWNERSHIP

         (a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Wattles may be deemed to be the beneficial owner of a total of 6,440,600 shares of Issuer Common Stock. This amount includes 2,500,000 shares subject to options that are currently exercisable or become exercisable within 60 days of December 31, 2002.

         (b) Mr. Wattles' beneficial ownership of Issuer Common Stock represented approximately 10.7% of the 59,998,221 issued and outstanding shares on September 30, 2002, as reported in the Issuer's most recently filed quarterly report.

         (c) Mr. Wattles has sole power to vote or direct the voting and to dispose or to direct the disposition of the outstanding shares that he beneficially owns.

ITEM     5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM     6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM     7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
            THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM     8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM     9. NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM     10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.













SEC 1745 (02-02)               Page 4 of 5 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 10, 2003
                                        ----------------------------------------
                                        Date


                                        /s/ MARK J. WATTLES
                                        ----------------------------------------
                                        Mark J. Wattles












































SEC 1745 (02-02)               Page 5 of 5 pages